UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

Information Contained in this Form 6-K Report

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On September 20, 2024, Mr. Lun Kwok Chan (“Mr. Lun”) resigned as our independent director of the Board of Directors (the “Board”), the chairman of the nominations committee and as a member of the audit and compensation committees of Mobile-health Network Solutions (the “Company” or “Mobile-Health”), effective from October 1, 2024. Mr. Lun will serve as the Chief Data Analyst of the Company following his resignation effective on the same day. On September 24, 2024, the Board redesignated our existing independent directors (the “Redesignation”), Mr. Tan Kim Han Raymond (“Mr. Tan”) and Mr. Ho Hin Yip (“Mr. Ho”), to fill in the vacancy on the Board, resulting from Mr. Lun’s resignation as an independent director, effective from October 1, 2024.

Mr. Tan will serve as the chairman of the nominations committee, an audit committee member and a compensation committee member of the Company.

Mr. Ho will serve as a nominations committee member of the Company.

After the Redesignation, our audit committee consists of Ho Hin Yip, Tan Kim Han Raymond and Gabe Rijpma, and is chaired by Ho Hin Yip. Our compensation committee consists of Gabe Rijpma, Ho Hin Yip and Tan Kim Han Raymond, and is chaired by Gabe Rijpma. Our nominations committee consists of Tan Kim Han Raymond, Ho Hin Yip and Gabe Rijpma, and is chaired by Tan Kim Han Raymond.

Mr. Lun has entered into an employment agreement with the Company,  which is filed herewith as Exhibits 10.1, should be reviewed in its entirety for additional information.

Mr. Lun has no family relationships with any of the executive officers or directors of the Company. Save except for the employment agreement as stated above, there is no other agreement between the Company and Mr. Lun, nor are there any arrangements or plans in which the Company will provide compensation, bonus, pension, retirement, or similar benefits to Mr. Lun. There have been no transactions to which the Company was or is to be a party, in which Mr. Tan and Mr. Ho had, or will have, a direct or indirect material interest.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text actual Agreements, which are attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement between the Registrant and its Chief Data Analyst.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: September 30, 2024	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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